 DOCUMENT TYPE SC 13G/A
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment # 4

Name of Issuer: China Hydroelectric Corp
_____________________________________________________
Title of Class
of Securities: Common Stock

CUSIP Number: 16949D101

1) NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

Prudential Financial, Inc. 22-3703799

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: 0 See Exhibit A
6) Shared Voting Power: 19,607,913 See Exhibit A
7) Sole Dispositive Power: 0 See Exhibit A
8) Shared Dispositive Power: 19,607,913 See Exhibit A

9) AGGREGATE AMOUNT BENEFICIALLY OWNED: 19,607,913 See Exhibit A

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 12.1 See Exhibit A

12) TYPE OF REPORTING PERSON: HC

ITEM 1(a). NAME OF ISSUER:

China Hydroelectric Corp

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

2105A Ping An International Financial Center
No. 3 South Xinyuan Street
Chaoyang District
Beijing, Peoples Republic of China 100027

ITEM 2(a). NAME OF PERSON FILING:

Prudential Financial, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

751 Broad Street
Newark, New Jersey 07102-3777

ITEM 2(c). CITIZENSHIP:

New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

16949D101

ITEM 3. The Person filing this statement is a Parent Holding Company as defined in Section 240.13d-1(b)(1)(ii)(G) of the Securities Exchange
Act of 1934.

ITEM 4. OWNERSHIP:

(a) Number of Shares
Beneficially Owned: 19,607,913
See Exhibit A

(b) Percent of Class: 12.1

(c) Powers                No. Of Shares

   -----------           --------------------

Sole power to vote or    0  See Exhibit A
to direct the vote

Shared power to vote or   19,607,913  See Exhibit A
to direct the vote

Sole power to dispose or  0 See Exhibit A
to direct disposition

Shared power to dispose   19,607,913  See Exhibit A
or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:
Our clients may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities which are the subject of this filing.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

See Exhibit A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, Prudential Financial, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement should not be construed as an admission that
Prudential Financial, Inc. is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief,
Prudential Financial, Inc. certifies that the information set forth in this statement is true, complete and correct.

PRUDENTIAL FINANCIAL, INC.

By: Richard Baker
Second Vice President

Date: 11/20/2013
As of: 12/31/2012

Exhibit A
--------------

ITEM 4. OWNERSHIP:

Through its parent/subsidiary relationship, Prudential Financial, Inc. may be deemed the beneficial owner of the same securities as the Item 7 listed subsidiaries and may have direct or indirect voting and/or investment discretion over 19,607,913 shares.

These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer.  The filing of this statement should not be construed as an admission that Prudential
Financial, Inc. is, for the purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of these shares.
Explanatory Note: This Amendment No. 4 amends and restates in its entirety the Amendment No. 3 originally filed on February 11, 2013 by Prudential Financial, Inc. for the period ending as of December 31, 2012 in order to correct the following two errors: (1) Amendment No. 3 reported the number of ADRs beneficially owned (6,535,971) instead of Ordinary Shares (19,607,913); (2) Amendment No. 3 reported 10.8% ownership of the class represented instead of 12.1% The CUSIP number 16949D101 refers to the American Depositary Shares relating to the ordinary shares. The ordinary shares are not traded in the United States. 19,607,913 shares as represented by 6,535,971 ADRs

ITEM 7. IDENTIFICATION/CLASSIFICATION:

Prudential Financial, Inc. is a Parent Holding Company and the indirect parent of the following subsidiaries, who are the beneficial owners of the number and percentage of securities which are the subject of this filing as set forth next to their names:

Subsidiaries

Number of Shares
Percentage

The Prudential Insurance Company of
America
IC, IA
0
0

Jennison Associates LLC
IA
19,607,913
12.1%

Prudential Investment Management, Inc.
IA
0
0

Quantitative Management Associates LLC
IA
0
0